Mail Stop 03-06


May 2, 2005

Mr. Wayne Thaw
Chief Executive and Chief Financial Officer
TNR Technical, Inc.
301 Central Park Drive
Sanford, Florida 32771


	RE: 	TNR Technical, Inc
		Form 10-K / A for the year ended July 31, 2004

Dear Mr. Thaw,

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,


								Martin F. James
								Senior Assistant Chief
Accountant